Format Document Services, Inc.
27126 Paseo Espada, Ste. 705, San Juan Capistrano, CA 92675
(949) 481-9203 office, (949) 481-9207 fax

October 30, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Format, Inc.
Withdrawal of Registration Statement on Form 10-SB
File No. 0-52213

Ladies and Gentlemen:

Format, Inc., a Nevada corporation (the “Registrant”), hereby requests the withdrawal of the above-referenced Registration Statement on Form 10-SB (“Registration Statement”), along with all exhibits thereto, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on September 1, 2006. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff dated October 26, 2006. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Ryan A. Neely
Ryan A. Neely President